National Health Investors, Inc.

April 18, 2006

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re: National Health Investors, Inc.

Form 10-K for the year ended December 31, 2005

File No. 001-10822

Dear Mr. Jacobs:

We are in receipt of your comment letter to us dated April 4, 2006. We have copied your comments and our corresponding response to match the order of the comments in your letter.

1. Cover Page

Please advise us how you meet the criteria to qualify as a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Response:

NHI does not meet the criteria to be classified as a well-known seasoned issuer. The "Yes" box was erroneously marked. Only the SEC filed report was affected. All copies distributed by the Company and the report on the Company's web site were properly reported.

2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

We understand that you significantly increased your portfolio since the date you began operations which resulted in a reduction in the portion of your portfolio operated by NHC to 13.3% of your total portfolio as of December 31, 2005. We also note from your disclosure in Note 18 on page 61 that rental income from NHC continues to represent the majority of your rental income despite this strategic diversification. Please advise us of and in future filings expand your disclosure to provide a more robust discussion of the metrics used by management to evaluate operating performance. In this regard, please also include a discussion of these metrics as they relate to the NHC portion of your portfolio compared to the rest of your portfolio and the underlying reasons for these differences.

Response:

At December 31, 2005, 41 health care centers were leased to NHC in a master lease which represented 13.3% of our total portfolio at December 31, 2005 based on the net book value of these properties. In 1991, these assets were transferred by NHC to NHI at their then current net book value, in a non-taxable exchange. Many of these assets were substantially depreciated as a result of having been carried on NHC's books for as many as 20 years. As a result, we believe that the fair market value of these assets is significantly in excess of their net book value. To illustrate, rental income in 2005 from these facilities was $33,328,000 or approximately 66% of our net book value.

Therefore, NHC properties represent a smaller percentage of the portfolio. Subsequent additions to the portfolio related to non NHC investments reflect their higher value based on existing costs at the date the investment was made.

In future filings, the Company will include the following disclosure:

As with all assets in our portfolio, we monitor the financial and operating results of each of these properties on a quarterly basis. In addition to reviewing the consolidated financial results of NHC, the individual center financial results are reviewed including their occupancy, patient mix, state survey results and other relevant information.

3. Note 3, Real Estate Properties, Foreclosure Properties, page 48

We understand from your disclosure here and on page 4 that all of your owned and operated long-term health care facilities, acquired through foreclosure, were subsequently sold to a not-for-profit entity and accounted for under the deposit method since you provided 100% financing. Please advise us, and in future filings revise your disclosure to summarize all amounts reflected in your financial statements which relate to the properties subject to the sales contract and how you account for the asset or liability generated from the net income (loss) associated with these properties and whether such amount is included in your realization assessment of the carrying amount associated with these properties disclosed on page 49. In addition, please disclose the material terms of this transaction including the aggregate purchase price, payment terms associated with the financing and any other continuing involvement that you have with these properties.

Response:

In future filings, the Company will include the following disclosure:

Amounts reflected in the financial statements for the year ended December 31, 2005 applicable to foreclosure properties are summarized as follows: (in thousands)

Income Statement:	New England	Kansas & Missouri	Total	Financial Statement Total All Properties
Facility operating revenue	$53,304	$40,061	$93,365	$93,365
Facility operating expenses	49,080	39,064	88,144	88,144
Interest expense	8	253	2601	8,556
Depreciation	2,551	857	3,408	12,792
Net income (loss)	$ 1,665	$ (113)	$ 1,552	$54,408

Balance Sheet:
	December 31, 2005
	New England	Kansas & Missouri	Total	Financial Statement Total All Properties
Real estate properties, net	$25,969	$20,613	$46,582	$263,129
Accounts receivable	3,478	3,437	6,915	5,581
Other assets	8,920	--	8,920	10,268
Accounts payable and
other accrued expenses	6,689	9,570	16,259	26,471

The operating results of these properties and the asset or liability generated from the net income (loss) have been considered in our assessment that the carrying amount of these properties at December 31, 2005 is realizable. The asset or liability generated from the net income (loss) associated with these properties will be recognized, along with the deferred gain, as a gain or a loss at the time the sale is recorded.

The New England properties were sold in January 2002 for 6.9% first mortgage proceeds totaling $40,526,000, maturing August, 2011, and had a carrying value of $35,117,000, resulting in a deferred gain of $5,409,000. No cash proceeds had been received as of December 31, 2005.

The Kansas and Missouri properties were sold in December 2004 for $33,585,000. Proceeds consisted of an 8.5% note for $20,585,000 maturing December 31, 2014, and a note for $13,000,000 with interest at 3% through December 31, 2007 and at prime plus 1% thereafter, maturing December 31, 2014. The property had a carrying value of $20,149,000, resulting in a deferred gain of $13,436,000. No cash proceeds had been received as of December 31, 2005.

Our continuing involvement with these properties is as a creditor.

Consistent with the deposit method (described in paragraphs 65-67 of SFAS 66), we have not recorded the sale of the assets and continue to record the results of operations of these properties each period. As required by paragraph 5(b) of SFAS 66, the buyer's initial and continuing investments must be adequate to demonstrate a commitment to pay for the property. This requirement has not been met as of December 31, 2005.

As required by 5(d) of SFAS 66, the seller must have transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. This requirement has not been met as of December 31, 2005.

4. Note 7. Investment in Marketable Securities, page 53

Please explain to us your basis in accounting for recording $5.0 million of the gross investment gains of $10.3 million from the sale of investments in available-for-sale securities as a reduction in operating expenses in arriving at income before non-operating income.

Response:

$5,022,000 of the gross investment gains of $9,072,000 on the sale of marketable securities in 2005 is a recovery of a previous impairment recorded in 2001. In accordance with the provisions of SFAS 115 in 2001, we recognized a permanent decline in value of the security investment, and reported it as a security loss in the expense section of the income statement.

When this security was called by the Company in 2005, we were required to report the "recovery" portion of the total gain in the same line item in the income statement as the previously recorded loss.

We believe this is consistent with the SEC staff's guidance on the geography of changes in the fair value of hedges, and the position that the realized gain or loss on the periodic or final cash settlement of the derivative should be reported in the same line as the unrealized changes in fair value. Interpretation 45-1 also concluded that gains on long-lived assets should be reported in the same line in the income statement as previously recorded losses.

5. Item 9A. Controls and Procedures, page 64.

Please confirm to us that your principal executive and principal financial officers concluded that your disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective rather than sufficiently effective. In future filings, please clarify the conclusions reached by the principal executive and principal financial officers as either effective or ineffective.

Response:

The Company intended no difference between the terms "sufficiently effective" and "effective". In future filings, we will state our conclusion as being either "effective" or "ineffective".

As you have requested, we hereby acknowledge to you the following:

  *the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  *staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  *the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in our compliance with the applicable disclosure requirements and welcome any additional comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President/Controller